**Pacific Oak Capital Markets, LLC**

**Statement of Financial Condition**

**As of December 31, 2021**

**With Report of Independent Registered Public Accounting Firm**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-70537 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 12/10/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PACIFIC OAK CAPITAL MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 PARK CENTER DRIVE, SUITE 800
(No. and Street)

| COSTA MESA | CA | 92626 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MATTHEW MAI | 714-312-9556 | mmai@pac-oak.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MATTHEW MAI _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PACIFIC OAK CAPITAL MARKETS, LLC _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CCO



LAURIE SELWITZ
Notary Public - California
Orange County
Commission # 2275289
My Comm. Expires Feb 11, 2023

_Laurie Selwitz_
Notary Public

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

State of California
County of __Orange__

Subscribed and sworn to (or affirmed) before me on this 14 day of __April__ , 20 22 by __Matthew Mai__ , proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



LAURIE SELWITZ
Notary Public - California
Orange County
Commission # 2275289
My Comm. Expires Feb 11, 2023

(Seal)                    Signature _Laurie Selwitz_

**Pacific Oak Capital Markets, LLC**



Ernst & Young LLP
560 Mission Street
Suite 1600
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

## Report of Independent Registered Public Accounting Firm

To the Management and Member of Pacific Oak Capital Markets, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacific Oak Capital Markets, LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as Company's auditor since 2020.
April 14, 2022

# STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2021

| Assets | | |
|---|---|---|
| Cash and cash equivalents | $ | 2,013,834 |
| Trade receivables | | 224,299 |
| Due from affiliates | | 312,777 |
| Furniture, fixtures and equipment, net | | 79,145 |
| Prepaid expenses and other assets | | 58,007 |
| Total assets | $ | 2,688,062 |
| | | |
| Liabilities and member's equity | | |
| Accounts payable and accrued liabilities | $ | 409,093 |
| Due to affiliates | | 265,019 |
| Total liabilities | | 674,112 |
| | | |
| Member's equity | | |
| Additional paid-in capital | | 5,841,382 |
| Accumulated deficit | | (3,827,432) |
| Total member's equity | | 2,013,950 |
| | | |
| Total liabilities and member's equity | $ | 2,688,062 |

*See accompanying notes to financial statements.*

## 1. ORGANIZATION

Pacific Oak Capital Markets, LLC (the "Company") was formed on March 26, 2020 as a Delaware limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Operations of the Company commenced on December 10, 2020 with the approved membership in FINRA. The Company is authorized to engage in private placements of securities and wholesaling private placements of securities, including non-traded real estate investment trusts ("REITs") and Delaware Statutory Trusts/1031 offerings, and registered offerings. The Company does not hold customer funds or safeguard customer securities. The Company is fully owned by Pacific Oak Holding Group, LLC (the "Member").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation and Use of Estimates

The presentation of the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies, and revenues and expenses. Actual results could differ from those estimates.

### Fair Value of Financial Assets and Liabilities

The Company's financial instruments including cash and cash equivalents, trade receivables, due from affiliates, prepaid expenses and other assets, accounts payable and accrued expenses and due to affiliates are carried at amounts that approximate fair value due to the short-term nature of those instruments.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, monies held on demand in banks or other financial institutions, and all short-term financial investments with a maturity of three months or less that are subject to an insignificant risk of change in value. At times, the Company's cash balances may exceed federally insurable limits. The Company monitors the cash balances in its operating account and adjusts cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss in its operating account.

### Trade Receivables

Trade receivables are stated at their carrying values. Trade receivables consist primarily of amounts due from:

- monthly retainer fee
- trailing commission fees
- reimbursable organizational and offering costs

The Company regularly reviews its trade receivables to ensure their adequacy by considering internal factors such as the lack of any historical write-offs and the age of the receivable balance as well as external factors such as economic conditions that may affect the customer's ability to pay. As of December 31, 2021 there is no allowance for credit losses recorded.

### Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation for furniture, fixtures and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets, which is generally three years for computer equipment and eight years for furniture and fixtures. As of December 31, 2021 the Company had $73,384 of furniture and fixtures and $22,420 of computer equipment recorded net of accumulated depreciation of $6,867 and $9,792, respectively.

## Revenue Recognition

Revenues are comprised of offering fees and expense reimbursements that provide customers with gross offering proceeds and related advisory support in connection with the offering during the term of the arrangement. These include dealer manager and placement fees, which are comprised of fees for offering proceeds raised over a contractual performance period, product retainer fees from promoting products, as well as related reimbursable fees related to organizational and offering costs, including educational conferences and seminars, broker-dealer conferences, and due diligence meetings, incurred in connection with the offering.

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company determines the amount of revenue to be recognized through the application of the following steps:

      a. Identification of the contract, or contracts, with a customer;

      b. Identification of the performance obligations in the contract;

      c. Determination of the transaction price;

      d. Allocation of the transaction price to the performance obligations in the contract; and

      e. Recognition of revenue when or as the Company satisfies the performance obligations

The Company recognizes revenue in a manner that depicts the transfer of the services to the customer as follows 1) Revenues from offering fees are recognized on trade date when proceeds are raised for dealer manager fees and placement fees, 2) Revenues for retainer fees related to placement are recognized ratably over the contract term and 3) Revenues from reimbursable expenses are generally recognized as the expenses are incurred.

## Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes.  Under current law, no provision for federal and state income taxes has been included in the financial statements since the income or loss of the Company is reported by the Member on its income tax return. Based on its evaluation under ASC Topic 740, *Income Taxes*, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdiction. As of December 31, 2021, the Company did not have any liabilities for uncertain tax positions that it believes should be recognized in its financial statements.

The Company's tax returns are subject to examination by federal taxing authorities. The tax laws, rules, regulations governing these returns are subject to varying interpretations.  The tax years considered open are 2020 and 2021. The Company has no examinations in progress.  As a result, the amounts reported in tax returns could be changed upon final determination by taxing authorities.

## Recently Issued Accounting Standards Updates

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance, lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. The Company has evaluated the impact of adopting ASU No. 2016-02 on its financial statements and it did not have an impact on the financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments ("ASU No. 2016-13").  ASU No. 2016-13 amends the guidance for measuring credit losses on certain financial instruments requiring the use of an expected loss methodology, which generally will result in more timely recognition of credit losses. The new standard impacts the Company's process around assessment of the adequacy of its allowance for double accounts on trade receivables to incorporate the impact of forecasts of future economic conditions, in addition to past events and current economic conditions. The Company evaluated the impact of adopting ASU No. 2016-13 on its financial statements and the adoption of the standard did not have a material impact on the financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement ("ASU No. 2018-13"). The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company has evaluated the impact of adopting ASU No. 2018-13 on its financial statements and it does not have a material impact on its financial statements.

## 3.     RELATED PARTY TRANSACTIONS

As of December 31, 2021, the Company had $800 due from Pacific Oak Residential Trust II, Inc. for placement fees and $41,730 due from Pacific Oak Opportunity Zone Fund I, LLC for placement fees included in due from affiliates on the balance sheet.

The Company entered into an expense sharing arrangement with Pacific Oak Capital Advisors, LLC ("POCA") whereby the Company is responsible for paying its share of allocated expenses incurred by POCA in support of operations of the Company. These expenses generally consist of office rent, insurance, utilities, IT services, human resources and accounting personnel compensation and benefits. The Company may also seek reimbursement for direct costs incurred from third parties that were initially paid by the Company on behalf of its Member and POCA.

At December 31, 2021, the receivable from POCA was $240,905 and is included in due from affiliates on the balance sheet. This receivable balance consists of $91,962 of organizational and offering costs for Pacific Oak Residential Trust II, Inc.; $84,782 of organizational and offering costs for Pacific Oak Opportunity Zone Fund I, LLC and $64,161 of reimbursements owed under the expense sharing agreement.

Prior to December 10, 2020 (commencement of operations) the Company's employees were employees of Pacific Oak Capital Markets Group, LLC, an affiliate. Effective January 1, 2021 these employees became employees of the Company. The Company recognized the accrued vacation accrual of $29,081 for these employees prior to January 1, 2021 as a due from affiliates on the balance sheet.

At December 31, 2021, the payable to its Member and POCA for these shared services under the expense sharing agreement was $265,019 and is included in due to affiliates on the balance sheet.

The Company received $4,500,000 in cash capital contributions from its Member from December 10, 2020 (commencement of operations) through December 31, 2021.

**4.      COMMITMENTS AND CONTINGENCIES**

**Legal Matters**

From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company's results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss.  Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

**5.      NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021 the Company had a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness or $44,941. The Company's actual net capital of $1,339,723 was $1,294,782 in excess of its required net capital of $44,941. The Company's ratio of aggregate indebtedness of $674,112 to net capital was 0.50 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

**6.      SUBSEQUENT EVENTS**

The Company evaluates subsequent events up until April 14, 2022, the date that the financial statements were available to be issued.